UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Willbros Group, Inc.
(Name of Subject Company (Issuer))
Willbros Group, Inc.
(Name of Filing Persons (Offeror))
2.75% Convertible Senior Notes due 2024
(Title of Class of Securities)
969199AA6
969199AC2
(CUSIP Number of Class of Securities)
Robert R. Harl
President and Chief Executive Officer
Willbros Group, Inc.
4400 Post Oak Parkway, Suite 1000
Houston, Texas 77027
(713) 403-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
COPIES TO:
Robert J. Melgaard, Esq.
Mark D. Berman, Esq.
Conner & Winters, LLP
4000 One Williams Center
Tulsa, Oklahoma 74172
(918) 586-5711
(918) 586-8548 (Facsimile)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$59,357,000	$6,891.35

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.75% Convertible Senior Notes due 2024 (the “Notes”) is 100% of the principal amount of the Notes plus any accrued and unpaid interest, Additional Amounts and Additional Interest to, but not including, the purchase date. As of February 9, 2011, there was $59,357,000 aggregate principal amount of the Notes outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction. The filing fee was paid on February 10, 2011 in connection with the filing by Willbros Group, Inc. of the original Schedule TO.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX

INTRODUCTORY STATEMENT
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Willbros Group, Inc., a Delaware corporation (“Willbros,” the “Company” or “we”), on February 10, 2011 (the “Original Schedule TO” and, as amended and supplemented, the “Schedule TO”), with respect to Willbros’ obligation to purchase for cash its 2.75% Convertible Senior Notes due 2024 (the “Notes”) from each holder (each, a “Holder”) of the Notes pursuant to the requirements of the Indenture, dated as of March 12, 2004, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), BOKF, NA dba Bank of Texas (the “Trustee”), as successor in interest to The Bank of New York Mellon Trust Company, N.A. (as successor in interest to the preceding trustees) (such Indenture, as amended and modified by the First Supplemental Indenture thereto dated as of September 22, 2005, and the Second Supplemental Indenture thereto dated as of March 3, 2009, the “Indenture”), as set forth in the Company Notice to Holders of 2.75% Convertible Senior Notes due 2024 Issued by Willbros Group, Inc., dated February 10, 2011 (the “Company Notice”) and the related notice materials filed as exhibits to the Original Schedule TO (the Company Notice and such related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).
     This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Original Schedule TO to the extent set forth herein. Except as specifically provided herein, the information contained in the Schedule TO and the Option Documents remains unchanged. This Amendment No. 1 should be read in conjunction with the Original Schedule TO and the Option Documents.
Items 1 through 9.
Items 1 through 9 of the Schedule TO, which incorporate by reference the information contained in the Option Documents including the Company Notice, are hereby amended and supplemented as follows:
Company Notice
     1. Amendment of Section 5 of the Company Notice, “Payment for Surrendered Notes.” Section 5 on page 11 of the Company Notice is amended by the deletion in its entirety of the third paragraph, and the insertion of the following paragraph:
     The credit agreement dated as of June 30, 2010, as amended by Amendment No. 1 to Credit Agreement dated as of March 4, 2011 (as so amended, the “Credit Agreement”), among Willbros United States Holdings, Inc., a subsidiary of the Company (“WUSH”), as borrower, the Company and certain of its subsidiaries, as Guarantors, the lenders from time to time party thereto, Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”), as Administrative Agent, Collateral Agent, Issuing Bank, Revolving Credit Facility Sole Lead Arranger, Sole Bookrunner and participating Lender, UBS Securities LLC (“UBS”), as Syndication Agent, Natixis, The Bank of Nova Scotia and Capital One, N.A., as Co-Documentation Agents, and Crédit Agricole and UBS as Term Loan Facility Joint Lead Arrangers and Joint Bookrunners provides for a $475 million senior secured credit facility (the “Credit Facility”), consisting of a four year, $300 million term loan facility maturing in July 2014 and a three year revolving credit facility of $175 million maturing in July 2013. Pursuant to Amendment No. 1 to Credit Agreement, the Company has agreed to limit its borrowings under the revolving credit facility to $25 million, with the exception of proceeds from revolving borrowings used to make any payments in respect of the Notes and the Company’s 6.5% Convertible Senior Notes Due 2012, until the Company’s total leverage ratio is 3.0 to 1 or less. The Credit Facility is secured by substantially all of the assets of WUSH, the Company and the other Guarantors. Borrowings under the Credit Facility bear interest at a rate determined by the loan type, timing and the Company’s leverage ratio, as more fully described in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2010, filed November 9, 2010. As of September 30, 2010, the interest rate on the term loan was 9.5%. We expect that any funds that we borrow under the revolving credit facility for the purchase of Notes will be pursuant to a Eurocurrency rate loan (as provided under the Credit Agreement), the interest rate on which will be approximately 4.5%.
     2. Amendment of Section 8 of the Company Notice, “Interests of Directors, Executive Officers and Affiliates of the Company in the Notes.” Section 8 on page 12 of the Company Notice is amended by the deletion in its entirety of the second paragraph, and the insertion of the following paragraph:
     As disclosed by us prior to the date hereof, certain of our directors and executive officers are participants in ordinary course equity compensation plans and arrangements involving our Common Stock, and certain of our executive officers also have an employment agreement with the Company’s principal operating subsidiary which may include certain provisions relating to the Common Stock. The Company has described its material debt agreements and other material arrangements and agreements with respect to its securities in its Form 10-Q for the quarterly period ended September 30, 2010, filed on November 9, 2010 (the “3Q 10-Q”) and in its current report on Form 8-K dated March 4, 2011, filed March 9, 2011. See the Notes to Condensed Consolidated Financial Statements in the 3Q 10-Q, including Note 10 for information regarding the Company’s long-term debt, including convertible debt, and Note 13 for information regarding other equity securities. In connection with our acquisition of InfrastruX Group, Inc. effective July 1, 2010, we entered into a Stockholder Agreement dated as of March 11, 2010, with InfrastruX Holdings, Inc., as described in our current report on Form 8-K filed on March 16, 2010. The Company will solicit proxies in the ordinary course of business in connection with its annual meeting of shareholders.
     3. Amendment of Section 12 of the Company Notice, “Additional Information.” Section 12 beginning on page 15 of the Company Notice is amended by the deletion in its entirety of the first paragraph, and the insertion of the following paragraph:
     12. Additional Information. This Company Notice is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Company Notice does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to exercise or refrain from exercising the Put Option:

Filing	Date(s) Filed
Annual Report on Form 10-K for the year ended December 31, 2009	March 11, 2010
Quarterly Report on Form 10-Q for the quarter ended March 31, 2010	May 10, 2010
Quarterly Report on Form 10-Q for the quarter ended June 30, 2010	August 5, 2010
Quarterly Report on Form 10-Q for the quarter ended September 30, 2010	November 9, 2010
Current Reports on Form 8-K	February 18, 2010
February 26, 2010
March 16, 2010
March 18, 2010
May 19, 2010
May 20, 2010
May 28, 2010
June 28, 2010
July 7, 2010
August 4, 2010
September 22, 2010
September 30, 2010
November 1, 2010
December 23, 2010
March 9, 2011
Definitive Proxy Statement	April 23, 2010
Item 12. Exhibits.

(a)(1)(A)*	Company Notice to Holders of 2.75% Convertible Senior Notes due 2024, dated February 10, 2011.

(a)(1)(B)*	Form W-9

(a)(5)*	Press Release issued by the Company on February 10, 2011.

(b)(1)*	Credit Agreement dated as of June 30, 2010, among Willbros United States Holdings, Inc., a subsidiary of the Company, as borrower, the Company and certain of its subsidiaries, as guarantors, the lenders from time to time party thereto, Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”), as Administrative Agent, Collateral Agent, Issuing Bank, Revolving Credit Facility Sole Lead Arranger, Sole Bookrunner and participating Lender, UBS Securities LLC (“UBS”), as Syndication Agent, Natixis, The Bank of Nova Scotia and Capital One, N.A., as Co-Documentation

Agents, and Crédit Agricole and UBS as Term Loan Facility Joint Lead Arrangers and Joint Bookrunners, incorporated by reference to Exhibit 10 to the Company’s Form 8-K dated June 30, 2010, filed July 7, 2010.

(b)(2)	Amendment No. 1 to Credit Agreement dated as of March 4, 2011, among Willbros United States Holdings, Inc., a subsidiary of the Company, as borrower, the Company and certain of its subsidiaries, as guarantors, and certain lenders party to the Credit Agreement, incorporated by reference to Exhibit 10 to the Company’s Form 8-K dated March 4, 2011, filed March 9, 2011.

(d)(1)*	Indenture (including form of note), dated as of March 12, 2004, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and JPMorgan Chase Bank, as Trustee, incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004.

(d)(2)*	Registration Rights Agreement, dated as of March 12, 2004, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and Bear Stearns & Co. Inc., CIBC World Markets Corp., Credit Lyonnais Securities (USA) Inc., incorporated by reference to Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004.

(d)(3)*	First Supplemental Indenture, dated as of September 22, 2005, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and JPMorgan Chase Bank, N.A., successor to JPMorgan Chase Bank, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated September 22, 2005, filed September 28, 2005.

(d)(4)*	Second Supplemental Indenture dated as of March 3, 2009, among Willbros Group, Inc., a Republic of Panama corporation, Willbros Group, Inc., a Delaware corporation, and The Bank of New York Mellon Trust Company, N.A. (as successor in interest to JPMorgan Chase Bank, N.A.), as trustee, incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated March 3, 2009, filed March 4, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on February 10, 2011.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLBROS GROUP, INC.
By:	/s/ Van A. Welch
	Name:	Van A. Welch
	Title:	Senior Vice President and Chief Financial Officer

Dated: March 9, 2011

EXHIBIT INDEX

Exhibit
No.	Description
(a)(1)(A)*	Company Notice to Holders of 2.75% Convertible Senior Notes due 2024, dated February 10, 2011.

(a)(1)(B)*	Form W-9

(a)(5)*	Press Release issued by the Company on February 10, 2011.

(b)(1)*	Credit Agreement dated as of June 30, 2010, among Willbros United States Holdings, Inc., a subsidiary of the Company, as borrower, the Company and certain of its subsidiaries, as guarantors, the lenders from time to time party thereto, Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”), as Administrative Agent, Collateral Agent, Issuing Bank, Revolving Credit Facility Sole Lead Arranger, Sole Bookrunner and participating Lender, UBS Securities LLC (“UBS”), as Syndication Agent, Natixis, The Bank of Nova Scotia and Capital One, N.A., as Co-Documentation Agents, and Crédit Agricole and UBS as Term Loan Facility Joint Lead Arrangers and Joint Bookrunners, incorporated by reference to Exhibit 10 to the Company’s Form 8-K dated June 30, 2010, filed July 7, 2010.

(b)(2)	Amendment No. 1 to Credit Agreement dated as of March 4, 2011, among Willbros United States Holdings, Inc., a subsidiary of the Company, as borrower, the Company and certain of its subsidiaries, as guarantors, and certain lenders party to the Credit Agreement, incorporated by reference to Exhibit 10 to the Company’s Form 8-K dated March 4, 2011, filed March 9, 2011.

(d)(1)*	Indenture (including form of note), dated as of March 12, 2004, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and JPMorgan Chase Bank, as Trustee, incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004.

(d)(2)*	Registration Rights Agreement, dated as of March 12, 2004, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and Bear Stearns & Co. Inc., CIBC World Markets Corp., Credit Lyonnais Securities (USA) Inc., incorporated by reference to Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004.

(d)(3)*	First Supplemental Indenture, dated as of September 22, 2005, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and JPMorgan Chase Bank, N.A., successor to JPMorgan Chase Bank, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated September 22, 2005, filed September 28, 2005.

(d)(4)*	Second Supplemental Indenture dated as of March 3, 2009, among Willbros Group, Inc., a Republic of Panama corporation, Willbros Group, Inc., a Delaware corporation, and The Bank of New York Mellon Trust Company, N.A. (as successor in interest to JPMorgan Chase Bank, N.A.), as trustee, incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated March 3, 2009, filed March 4, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on February 10, 2011.

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